ANNUAL REPORT

HYLETE, Inc.

564 Stevens Avenue, Solana Beach, CA 92075

858-225-8998

www.hylete.com

HYLETE

In this report, the term "we," "us," "our" or "the company" refers to Hylete, Inc.

The company is filing this Amendment No. 1 to amend its previously filed Annual Report on Form C-AR for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on April 23, 2018 (the "Original C-AR"). On August 15, 2018, the company revised the statements of operations for the years ended December 31, 2017 and 2016, restating basic and diluted loss per common share. The audited financial statements and notes thereto included in the Original C-AR are replaced in their entirety as set forth below.

FINANCIAL STATEMENTS OF HYLETE, INC.


HYLETE, INC.
FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

INDEX TO FINANCIAL STATEMENTS


INDEPENDENT AUDITORS' REPORT

To Board of Directors and Stockholders
Hylete, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Hylete, Inc. (the "Company") which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hylete, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As discussed in Note 2 to the financial statements, the accompanying financial statements have been restated to reflect the effects of preferred stock dividends and accretion of discounts on preferred stock on basic and diluted earnings per common share. Our opinion is not modified with respect to this matter.

/s/ dbb*mckennon*

dbb*mckennon*
San Diego, CA
April 23, 2018, except for the paragraphs in Note 2, for which the date is August 15, 2018.

HYLETE, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

		2017		2016
ASSETS				
Current Assets:				
Cash and cash equivalents	$	616,262	$	1,175,019
Accounts receivable		75,319		101,105
Inventory		2,225,136		1,523,943
Vendor deposits		10,095		177,304
Other current assets		94,316		56,735
Total current assets		3,021,128		3,034,106
Non-Current Assets:				
Property & equipment, net		392,275		296,109
Intangible assets		114,977		99,271
Other non-current assets		–		11,350
Total non-current assets		507,252		406,730
TOTAL ASSETS	$	3,528,380	$	3,440,836
LIABILITIES & STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts payable	$	915,733	$	477,359
Accrued expenses		810,934		387,765
Bridge note, net of issuance costs		200,000		191,429
Capital lease obligations, current portion		21,510		19,689
Total current liabilities		1,948,177		1,076,242
Non-Current Liabilities:				
Capital lease obligations, net of current		9,436		30,948
Loan payable, net of issuance costs		2,996,920		2,376,385
Preferred stock warrant liability		1,387,319		625,191
Total non-current liabilities		4,393,675		3,032,524
Total liabilities		6,341,852		4,108,766
Commitments and contingencies (Note 16)				
Redeemable preferred stock:				
Series A preferred stock, no par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at December 31, 2017 and 2016 (liquidation preference of $485,865)		472,524		426,556
Series A-1 preferred stock, no par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at December 31, 2017 and 2016 (liquidation preference of $2,702,621)		2,656,103		2,412,638
Series A-2 preferred stock, no par value, 6,383,620 total shares authorized, 4,721,500 issued and outstanding at December 31, 2017 and 2016 (liquidation preference of $3,124,894)		3,088,671		2,778,510
Total redeemable preferred stock		6,217,298		5,617,704
Stockholders' Deficit:				
Class A Common Stock, no par value, 30,000,000 shares authorized, 7,824,600 issued and outstanding at December 31, 2017 and 2016		116,758		116,758
Class B Common Stock, no par value, 6,000,000 shares authorized, 1,297,042 issued and outstanding at December 31, 2017		1,071,044		–
Accumulated deficit		(10,218,572)		(6,402,392)
Total stockholders' deficit		(9,030,770)		(6,285,634)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$	3,528,380	$	3,440,836

See Accompanying Notes to Financial Statements.

HYLETE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

		2017 (as restated)		2016 (as restated)
Net Sales	$	8,773,025	$	6,924,728
Cost of Sales		4,065,845		3,255,597
Gross Profit		4,707,180		3,669,131
Operating Expenses:				
Selling and marketing		2,862,657		2,031,782
General and administrative		2,447,146		1,872,238
Shipping and distribution		1,236,572		1,107,462
Intangible asset impairment		–		166,632
Total Operating Expenses		6,546,375		5,178,114
Loss from Operations		(1,839,196)		(1,508,983)
Interest expense		1,393,777		584,818
Net Loss	$	(3,232,973)	$	(2,093,801)
Accrual of preferred stock dividends and discount amortization		(599,593)		(532,056)
Net Loss Attributable to Common Stockholders	$	(3,832,566)	$	(2,625,857)
Basic and diluted loss per common share	$	(0.45)	$	(0.34)
Weighted average shares - basic and diluted		8,556,634		7,824,600

See Accompanying Notes to Financial Statements.

HYLETE, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

| | Class A Common Stock | | Class B Common Stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance as of December 31, 2015	7,824,600	$ 116,758	–	$ –	$ –	$ (3,783,991)	(3,667,233)
Net Loss	–	–	–	–	–	(2,093,801)	(2,093,801)
Dividend accretion of Preferred Stock	–	–	–	–	(7,456)	(477,436)	(484,892)
Amortization of issuance costs on Preferred Stock	–	–	–	–	–	(47,164)	(47,164)
Stock-based compensation	–	–	–	–	7,456	–	7,456
Balance as of December 31, 2016	7,824,600	116,758	–	–	–	(6,402,392)	(6,285,634)
Net Loss	–	–	–	–	–	(3,232,973)	(3,232,973)
Net proceeds from sale of common stock	–	–	1,297,042	1,071,044	–	–	1,071,044
Dividend accretion on preferred stock	–	–	–	–	(16,386)	(536,337)	(552,723)
Accretion to redemption price	–	–	–	–	–	(46,870)	(46,870)
Stock-based compensation	–	–	–	–	16,386	–	16,386
Balance as of December 31, 2017	7,824,600	$ 116,758	1,297,042	$ 1,071,044	$ –	$ (10,218,572)	$ (9,030,770)

See Accompanying Notes to Financial Statements.

HYLETE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

		2017		2016
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(3,232,973)	$	(2,093,801)
Adjustments:				
Depreciation and amortization		195,358		163,737
Stock-based compensation		16,386		7,456
Impairment of intangible assets		–		166,632
Amortization of debt discounts		337,426		178,206
Change in fair market value of Series A-2 warrant liability		556,933		–
Changes in:				
Accounts receivable		25,786		10,547
Inventory		(701,193)		985,421
Vendor deposits		167,209		(156,372)
Prepaid expenses		(37,581)		16,026
Accounts payable		436,500		(567,787)
Accrued expenses		423,169		73,567
Net Cash used in Operating Activities		(1,812,980)		(1,216,368)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(291,524)		(93,052)
Purchases of intangible assets		(15,706)		(79,685)
Other non-current assets		11,350		–
Net Cash used in Investing Activities		(295,880)		(172,737)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net borrowings/(payments) on line of credit		–		(959,096)
Net borrowings/(payments) on loan payable		498,750		2,876,799
Net borrowings/(payments) on capital leases		(19,691)		(15,196)
Financing costs related to bridge note		–		(10,000)
Net proceeds from sale of common stock		1,071,044		–
Net Cash provided by Financing Activities		1,550,103		1,892,507
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(558,757)		503,402
CASH AND CASH EQUIVALENTS, beginning of year		1,175,019		671,617
CASH AND CASH EQUIVALENTS, end of year	$	616,262	$	1,175,019
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid for interest	$	503,635	$	334,906
Cash paid for income taxes	$	800	$	800
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES				
Conversion of debt and accrued interest to Series A-2 Preferred Stock	$	–	$	928,080
Issuance of Series A-2 Preferred Stock warrant liability	$	205,195	$	625,191
Accretion of Preferred Stock dividends	$	552,723	$	484,892
Accretion of Preferred Stock discount	$	46,870	$	47,164

See Accompanying Notes to Financial Statements.

Note 1 – Nature of Business

Hylete, LLC (the "LLC") was organized under the laws of the State of California on March 26, 2012. The LLC was formed to design, develop, and distribute premium performance apparel primarily direct to consumers through its own website, events, and affiliate marketing partners, as well as select third party ecommerce retailers. The LLC was converted to a C-Corporation effective January 2015.

Hylete, Inc. (the "Company") was organized under the laws of the State of California in January 2015, upon conversion from the LLC. There was no change in operations as a result of the conversion. The original members' capital contributions were converted into preferred and common stock.

Note 2 – Summary of Significant Accounting Policies

Restated Financial Statements – These financial statements have been restated to reflect the effects of preferred stock dividends and accretion of discounts on preferred stock on basic and diluted loss per common share. Basic and diluted loss per common share increased from ($0.38) to ($0.45) and from ($0.27) to ($0.34) for the years ended December 31, 2017 and 2016, respectively, as a result of the restatement. See "Basic loss per share" below for further information.

Managements' plans - Since inception, the Company has relied upon debt and equity securities to fund shortfalls in operations. The Company expects to fund operations for the next year through cash flows generated by operations, increasing the existing credit facility by an additional $500,000, issuing up to $500,000 in additional notes payable, raising up to $6.25 million in issuing up to 5,000,000 additional Class B Common shares, and through the issuance of up to $5.0 million in Class A bonds. If management is unsuccessful in obtaining the additional capital, then, alternative measures may be necessary to preserve cash, such as delaying payables, reducing expenditures through renegotiation and possibly the reduction of workforce, etc.

Accounting estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1
Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2
Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3
Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company's financial instruments consist of cash, accounts receivable, vendor deposits, accounts payable, accrued expenses and current portion of capital lease obligations. The carrying value of these assets and liabilities is considered to be representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portions of the capital lease obligations and loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

The Company's preferred stock warrant liability is carried at fair value. The fair value of the Company's preferred stock warrant liability has been measured under the Level 3 hierarchy (Note 8).

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company's customer base. Credit is extended based on an evaluation of the customer's financial condition and collateral generally is not required.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer's financial position. The Company did not have a reserve recorded as of December 31, 2017 or December 31, 2016. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the years ended December 31, 2017 and December 31, 2016, the Company wrote off approximately $3,100 and $5,000 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company's vendors for inventory purchases to be produced and received at a future date.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from 2 to 5 years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives, which is generally two years.

Impairment of long-lived assets – The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Intangible assets – The Company records its tradename and costs associated with defending its tradename as intangible assets with an indefinite life. The Company accounts for these intangible assets in accordance with Financial Accounting Standards Board ("FASB") ASC 350, Goodwill and Other Intangible Assets. Accordingly, intangible assets with indefinite lives are not amortized, but rather are tested for impairment annually. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds it fair value and is recorded as a reduction of the carrying value of the related asset and a charge to operating results. For the year ended December 31, 2016, the Company recognized an impairment of its legacy icon of approximately $167,000, which is presented within operating expenses on the statements of operations. For the year ended December 31, 2017, no impairments were recorded.

Accounting for preferred stock - ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 9).

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Warrants to purchase preferred stock - The Company accounts for freestanding warrants related to preferred shares that are redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase shares of redeemable preferred stock are classified as liabilities on the balance sheet at fair value because the warrants may conditionally obligate us to transfer assets at some point in the future. The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model. See Note 8 for additional information.

Revenue recognition – Revenues are recognized upon shipment of product and when title has been passed to customers. Revenue is recorded net of estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of approximately $84,500 and $61,000 recorded within accrued expenses as of December 31, 2017 and December 31, 2016, respectively. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved and the revenue is recognized once the revenue recognition criteria is met. As of December 31, 2017, deferred revenue of $378,000 were present within accrued liabilities on the accompanying balance sheet. Of these amounts, $138,000 related to credits provided to equity investors in connection with their investments.

Cost of sales - Cost of sales consists primarily of inventory and warranty costs.

Merchandise risk – The Company's success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company's business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $608,000 and $481,000 for the years ended December 31, 2017 and December 31, 2016, respectively. Total shipping and handling costs included in operating expenses was approximately $734,000 and $668,000 for the years ended December 31, 2017 and December 31, 2016, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2017 and December 31, 2016 amounted to approximately $1,281,000 and $672,000, respectively, which is included in selling and marketing expense.

Stock based compensation – The Company estimates the fair value of the stock warrants and options (Notes 11 and 12) using the Black-Scholes option pricing model. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company's stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company's management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company's stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

Deferred offering costs - Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets (Note 15).

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of December 31, 2017 and December 31, 2016, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company's customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

Basic loss per common share - Basic loss per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of December 31, 2017 and 2016, the effect of dilutive securities was anti-dilutive and thus is not included. Basic and dilutive net loss per common share for the years ended December 31, 2017 and 2016, includes accrued preferred stock dividends of $552,723 and $484,892 and preferred stock discount accretion of $46,870 and $47,164, respectively, as an increase to net loss available for common shareholders.

Recently issued accounting pronouncements – In 2014, the FASB issued Accounting Standards Update ("ASU") 2014–09, Revenue from Contracts with Customers. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. The Company is still evaluating the impact of this pronouncement on its financial statements. The pronouncement is effective for the Company for annual periods beginning after December 15, 2018, and as such, it will not be applicable until December 31, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application will be permitted for all entities. The Company is currently evaluating the effect of this accounting pronouncement.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact that the standard will have on the financial statements.

Note 3 – Property and Equipment

Property and equipment consisted of the following as of December 31,

	2017	2016
Website development	$ 212,616	$ 224,925
Auto	105,772	105,772
Leasehold improvements	70,905	79,598
Office furniture, fixtures and equipment	53,157	53,157
App development	232,760	–
Production molds	61,800	–
Retail fixtures	–	36,452
Computer hardware and software	40,305	31,032
	$ 777,315	$ 530,936
Accumulated depreciation	(385,040)	(234,827)
	$ 392,275	$ 296,109

Depreciation and amortization expense related to property and equipment amounted to approximately $195,000 and $164,000 for the years ended December 31, 2017 and December 31, 2016, respectively.

Note 4 – Line of Credit

On December 23, 2015, the Company entered into a revolving line of credit agreement with a lender. The agreement allowed for a maximum availability of $1,500,000 and accrued interest annually at a rate equal to the Prime Rate plus 8.75%. Advances were calculated based on the amount of eligible inventory, as defined in the agreement, and collections were to be paid into a collection account at a financial institution to be selected by the lender. The agreement also contained certain financial and non-financial covenants and was secured by substantially all of the Company's assets. All principal and accrued interest was paid in full during the year ended December 31, 2016 and the line of credit agreement was terminated. In connection with the termination, the Company paid a termination fee of approximately $54,000.

Note 5 – Convertible Debt

As of December 31, 2015, the Company had an outstanding convertible note payable balance of approximately $882,000, net of debt issuance costs of approximately $20,000. The debt accrued interest at 5% per annum and matured in June 2016. The note had two conversion options, mandatory and optional. These options were to be at the discretion of the Company. Mandatory conversion would take place upon the closing of Qualified Financing (net proceeds of at least $2,000,000) that occurred before the maturity date. At that time, the note (including all principal and unpaid interest) would automatically be converted into the number of shares equal to the sum of the outstanding principal balance under the note plus accrued and unpaid interest computed as of the date of conversion, divided by the lesser of: (A) eighty percent (80%) of the price per share of the equity securities sold in the Qualified Financing (rounded to the nearest whole share), and (B) the value of a share of the Company's equity securities on a fully diluted basis at a pre-money enterprise valuation of the Company of $15,000,000. A beneficial conversion feature was not recorded upon issuance.

Under the optional conversion, the debt would be converted into the number of shares by taking the total amount of all unpaid principal and interest and divided by the same price per share as the Company's last round of financing. Under the optional conversion method in June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 shares of Series A-2 Preferred Stock. The conversion price was that which had been paid by other Series A-2 shareholders.

Note 6 – Bridge Note Payable

On August 19, 2015, the Company received $200,000 under a Senior Bridge Note (the "Bridge Note") agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is an investor and a member of the Company's board of directors. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension, the Company paid fees of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. All other terms remain unchanged.

Note 7 – Loan Payable

On June 29, 2016, the Company entered into a senior credit agreement with a lender with principal due three years from the date of issuance. The lender has offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, compounded monthly. In July 2017, the Company amended the agreement to borrow up to an additional amount of $1,000,000 raising the maximum to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. The Company pays the interest on a monthly basis and, thus, does not have any interest accrued as of December 31, 2017 and December 31, 2016 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company's liquidity and requires a minimum cash balance of $250,000 to be maintained.

As of December 31, 2017, the Company was in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of the Company's assets and shareholder shares in which have been pledged as additional collateral.

In conjunction with the senior credit agreement, the Company issued 216,779 and 1,249,500 Series A-2 Preferred Stock warrants to the lender during the years ended December 31, 2017 and December 31, 2016 (Note 11). As of December 31, 2017 and December 31, 2016, the Company had outstanding borrowings of $3,675,000 and $3,150,000, respectively. As of December 31, 2017, the Company had borrowings of $475,000 available.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the years ended December 31, 2017 and December 31, 2016, the Company recorded debt discounts of approximately $26,000 and $273,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $205,000 and $625,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the years ended December 31, 2017 and December 31, 2016, discounts of approximately $328,000 and $125,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. The Company is recording the debt amortization using the straight line method due to the relatively short term of the senior credit agreement.

The remaining debt issuance amortization will be expensed as interest expense over the remaining life of the related debt, which is as follows:

Year Ending December 31,

2018	$	427,724
2019		248,356
	$	676,080

Note 8 – Preferred Stock Warrant Liability

During the years ended December 31, 2017 and December 31, 2016, the Company issued Series A-2 Preferred Stock warrants in conjunction with a debt agreement (Notes 7 and 11). The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The fair value of the preferred stock warrant liability was approximately $1,387,000 and $625,000, as of December 31, 2017 and December 31, 2016, respectively.

The following table presents the financial instruments measured in the accompanying balance sheet at fair value, on a recurring basis, as of December 31, 2017, for each of the three levels of hierarchy established by ASC 820:

Year Ending December 31,	Fair Value of Significant Unobservable Inputs Fair Value
Outstanding as December 31, 2016	$ 625,191
2017 Warrants Granted	205,195
Change in fair value of Series A-2	556,933
Outstanding as December 31, 2017	$ 1,387,319

Note 9 – Preferred Stock

At December 31, 2014, there were 7,682,500 Class A units outstanding. In conjunction with the Company's conversion into a C-Corporation in January 2015, these units were converted into 1,712,200 units of Series A Preferred Stock and 5,970,300 units of Series A-1 Preferred Stock at a conversion price of $0.1917 and $0.3078, respectively. The terms of the Series A and Series A-1 were similar to those of the Class A units and thus modification and/or extinguishment accounting did not apply.

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 2,916,900 shares of Series A-2 Preferred Stock at a purchase price of $0.5143 per share for total gross proceeds of $1,500,000.

In June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 units of Series A-2 Preferred Stock (Note 5).

On August 7, 2017, the Company amended its Third Amended and Restated Articles of Incorporation to authorize an additional 412,620 shares of Series A-2 Preferred stock.

Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share).

In the event of liquidation, cumulative preferred dividends accrue from the issuance date, whether or not such dividends are declared or paid. Preferred dividends accrue at 12% per annum. Accrued dividends accrete directly to retained earnings (or accumulated deficit). For the years ended December 31, 2017 and December 31, 2016, the Company recorded accretion of $552,723 and $484,892, respectively. No dividends have been declared or paid to date.

The Company shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights – Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

Redemption rights – The holders of at least 75% of the then outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Company to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities, currently January 13, 2020. The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Company by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. Due to the potential redemption of the Series A, Series A-1 and Series A-2 being outside of the Company's control, the preferred stock has been presented outside of stockholders' deficit on the accompanying balance sheets.

Drag along rights – If the holders of at least 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Stockholders shall have the right to cause a "Drag-Along Sale" by the other Stockholders (the "Dragged Stockholders") pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Stockholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Stockholders and other specified criteria as stated in the voting agreement.

During the years ended December 31, 2017 and December 31, 2016, the Company amortized discounts on preferred stock to accumulated deficit of $46,870 and $47,163, respectively. The discounts were the result of placement fees paid in connection with the issuance of the preferred stock.

As of December 31, 2017, future annual accretion of preferred stock to the potential redemption value is as follows:

Year Ending December 31,

2018	$	47,344
2019		47,344
2020		2,160
	$	96,848

As of December 31, 2017, the future amount to be potentially redeemed on January 13, 2020 is as follows:

Series A	$	567,923
Series A-1		3,162,036
Series A-2		3,730,804
	$	7,460,763

The amounts above include the accretion of the discount on preferred stock to the redemption amount as well as the future expected dividends to be recorded through the earliest redemption date of January 13, 2020.

Note 10 – Common Stock

On January 31, 2017, the Company filed its Third Amended and Restated Articles of Incorporation to create and authorize 6 million shares of a new class of non-voting common stock called Class B Common.

On January 31, 2017, the Company participated in a 1-for-700 forward stock split. The financial statements have been retroactively restated to reflect this forward stock split.

During the year ended December 31, 2017, the Company sold 1,297,042 shares of Class B common stock for net proceeds of $1,071,044 under Regulation Crowdfunding and Regulation A offerings.

Note 11 – Stock Warrants

On July 29, 2016, August 3, 2016 and August 16, 2016, the Company issued 838,600; 112,000; and 298,900 Series A-2 Preferred Stock warrants, respectively, in connection with the loan payable (Note 7). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (Note 7). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

The Company calculated the estimated fair value of each Series A-2 Preferred Stock warrant on the date of grant and at December 31, 2017 using the following assumptions for the years ended December 31,

	2017	2016
Expected life of warrants	3	3
Expected stock price volatility	40.00%	42.00%
Annual rate of quarterly dividends	0.00%	0.00%
Discount rate	0.86%	0.79%-0.86%

The following table summarizes warrant activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years
Outstanding as December 31, 2015	1,128,400	$ 0.34	8.15
Granted	1,249,500	0.01	
Outstanding as December 31, 2016	2,377,900	0.17	
Granted	216,779	0.01	
Outstanding as December 31, 2017	2,594,679	$ 0.16	8.47

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of December 31, 2017 was approximately $1,387,319, which has been recorded as a liability as of December 31, 2017 (Note 8).

Note 12– Stock Option Plan

The Company's Equity Incentive Plan (the "Incentive Plan") permits the grant of incentive and nonqualified stock options for up to 1,746,500 shares of common stock. As of December 31, 2017 and December 31, 2016, there were 481,430 and 662,900 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

On October 13, 2016, the Company awarded 590,800 non-qualified stock options under the Incentive Plan. These non-qualified stock options are 100% vested upon the grant date.

During 2017, the Company issued 248,000 options to the board of directors and consultants which have various vesting terms.

The Company calculated the estimated fair value of each stock option on the date of grant using the following assumptions for the years ended December 31,

	2017	2016
Expected life of options	3	3
Expected stock price volatility	40.00%	42.00%
Annual rate of quarterly dividends	0.00%	0.00%
Discount rate	0.86%	0.79%-0.86%

The following table summarized option activity:

	Number of Options	Weighted Avg Exercise Price	Weighted Avg Remaining Years
Outstanding as December 31, 2015	1,155,000	$ 0.33	8.17
Forfeited	(19,600)	0.51	
Granted	590,800	0.02	
Outstanding as December 31, 2016	1,726,200	0.22	
Forfeited	(66,530)	0.02	
Granted	248,000	1.13	
Outstanding as December 31, 2017	1,907,670	$ 0.35	8.05

During the years ended December 31, 2017 and December 31, 2016, the Company recognized approximately $16,000 and $7,000, respectively, of stock compensation expense related to stock options.

As of December 31, 2017, total unrecognized stock-based compensation cost related to unvested stock options was approximately $15,200, which is expected to be recognized during 2018 and 2019.

Note 13 – Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $53,000 and $42,000 to the Plan during the years ended December 31, 2017 and December 31, 2016, respectively.

Note 14 – Major Suppliers and Customers

For the year ended December 31, 2017, purchases from four suppliers represented approximately 44% of total vendor purchases. As of December 31, 2017, approximately $512,000, or 54% of accounts payable, was due to these suppliers. For the year ended December 31, 2016, purchases from three suppliers represented approximately 45% of total vendor purchases. As of December 31, 2016, approximately $229,000 or 48% of accounts payable, was due to these suppliers.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 15 – Income Taxes

The Company's current tax liability consists of minimum amounts payable of $800 to the state of California and are included within general and administrative expense on the statements of operations.

The Company's net deferred tax assets at December 31, 2017 and December 31, 2016 is approximately $2,176,000 and $1,777,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2017 and December 31, 2016, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2017 and December 31, 2016, the Company valuation allowance increased by approximately $399,000 and $896,000, respectively.

At December 31, 2017, the Company had federal net operating loss carry forwards of approximately $6,717,000, and state net operating loss carry forwards of $6,605,000. The federal and California net operating losses expire on various dates through 2036.

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

Federal income tax laws limit a company's ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company's ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

On December 22, 2017, the Tax Cuts and Jobs Act ("Act") was signed into law in the U.S. The Act includes a broad range of tax reforms. The Company reflected the income tax effects of those aspects of the Act to the deferred tax assets and liabilities. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

Based on the Company's historical financial performance in the U.S., at December 31, 2017, the Company has a significant net deferred tax asset position due to a significant net operating loss. As such, with the Act's reduction of the corporate tax rate from 35% to 21%, the Company remeasured its net deferred tax assets and liabilities at the lower corporate rate of 21% and recognized a reduction in its net deferred taxes of approximately $478,000 for which a full valuation allowance was present.

Note 16 – Commitments and Contingencies

Operating leases – The Company leases its office facility for a monthly rent of approximately $10,000. Total rent expense for the years ended December 31, 2017 and December 31, 2016 was approximately $125,000 and $147,000, respectively. In February 2018, the lease was renewed through March 31, 2019.

Capital leases – In April and August 2015, the Company entered into two leases for vehicles. The leases were considered to be capital leases, thus $78,156 representing the cost of vehicles, was recorded as an asset. The leases are payable in monthly payments ranging from $958 to $988, and have imputed interest rates ranging from 7.99% to 9.79%, and are secured by the equipment being leased. The leases expire at dates ranging from March 2019 to July 2019. As of December 31, 2017 and December 31, 2016, the balance outstanding was $30,946 and $50,637, respectively.

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at December 31, 2017 and December 31, 2016. In addition, the Company does not accrue for estimated legal fees and other directly related costs as they are expensed as incurred.

In response to a motion in opposition to our request to register our original icon logo, the Trademark Trial and Appeal Board ("TTAB") determined that our original icon logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office should reject registration of our original stylized logo mark. The company filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which granted our motion. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals and on April 16, 2018 filed the reply to the opposer's answer to the Company's brief. Company anticipates a ruling on this matter in 2018.

The opposing party, Hybrid Athletics, LLC, has also filed a civil action against the Company in the U.S. District Court for the District of Connecticut seeking damages and alleging, among other matters, federal trademark infringement, false designations of origins and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, common law trademark infringement, and unjust enrichment. The Company has filed a motion to dismiss the action on the grounds that the statute of limitations has lapsed, or, in the alternative, to move the action to federal district court in California. These legal proceedings could be time-consuming and expensive to defend. We carry insurance to cover certain litigation costs; however, we cannot provide assurance that it will cover any or all of our litigation costs.

The Company's motion to dismiss has yet to be ruled upon. Preliminary discovery with respect to the U.S. District Court case commenced in March 2018 and is expected to continue up and until approximately December 2018; unless the case is resolved through motions or settlement prior to such time. As of the date of these financial statements, discovery is still in its early stages and substantial discovery remains to be completed. As such, management has neither determined the possibility of loss nor estimated the amount of any potential loss. Accordingly, no liability has been recorded related to this case.

Note 17 – Subsequent Events

The Company has evaluated subsequent events through April 23, 2018, which is the date the financial statements were available to be issued.

On February 24, 2018, the Company extended the lease term for its office facility to March 31, 2019.

On March 28, 2018, the Company extended its existing senior credit facility by $500,000 under principally the same terms and conditions of the initial agreement. In addition, the holder is to receive additional Series A-2 warrants. The balance of the senior credit facility as of April 23, 2018 was $4,275,000.

Subsequent to December 31, 2017, the Company sold approximately 547,190 shares of Class B common stock for net proceeds of approximately $649,788 under a Regulation A offering.

In March 2018, the Company filed a preliminary offering circular for issuances of up to $5,000,000 of Class A Bonds.

In April 2018, the Company's CEO loaned the Company $100,000 in the form of a promissory note. The note accrues interest at 1.5% per month and matures in April 2020.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Solana Beach, California, on August 29, 2018.

HYLETE, Inc.

/s/ Ronald Wilson
By Ronald Wilson, Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Ronald Wilson
By Ronald Wilson, as Chief Executive Officer and Director
Date: August 29, 2018

/s/ Joseph Johnson
Joseph Johnson, Chief Financial Officer and Principal Accounting Officer
Date: August 29, 2018

/s/ Matthew Paulson
Matthew Paulson, Director
Date: August 29, 2018

/s/ James Caccavo
James Caccavo, Director
Date: August 29, 2018

/s/ Kevin Park
Kevin Park, Director
Date: August 29, 2018

/s/ Darren Yager
Darren Yager, Director
Date: August 29, 2018